FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

ALBERTA STAR DEVELOPMENT CORP.

Suite 2300 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

NEWS RELEASE

May 22, 2014

 TSX-V Trading Symbol: ASX

 OTC BB Trading Symbol:  ASXSF

    FRANKFURT Trading Symbol: QLD

ALBERTA STAR PROPOSES CHANGE OF BUSINESS

____________________________________________________________________________

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) (the “Company”), is pleased to announce that it will be pursuing a proposed change of business to a tier 2 investment company (the "Proposed COB") listed on the TSX Venture Exchange (“TSXV”).

Summary of the Proposed COB

The Company has determined to refocus its business operations from a "mining issuer" to an "investment issuer" after a strategic review. The Company believes that the experience and contacts of its board of directors and management will enable it to identify and capitalize upon investment opportunities as an "investment issuer". Upon completion of the Proposed COB, the Company's primary focus will be to seek returns through investments in the securities of other companies and other assets.

Investment Objectives

In connection with the Proposed COB, the Company intends to adopt an investment policy (the "Investment Policy") to govern its investment activities and investment strategy. A copy of the Investment Policy will be posted on the Company’s profiled at www.sedar.com.

The Investment Policy will provide, among other things, that: (a) the Company will seek high return investment opportunities in privately held and in publicly traded companies with a focus on publicly traded resource issuers; (b) the Company will seek to preserve capital and limit downside risk which achieving a reasonable rate of capital appreciation; and (c) the Company will seek investments that provide liquidity.

Investment Strategy

In pursuit of the investment objectives stated above, the Company, when appropriate, shall employ the following disciplines: (a) investments shall focus on resource companies, concentrating on advanced stage companies, but also early stage and senior companies where appropriate; (b) the Company will obtain detailed knowledge of the relevant business the investment shall be made in, as well as the investee company. The Company will work closely with the investee company’s management and directors, and in some cases assist in sourcing experienced and qualified persons to add to the directors and/or management of the investee companies; (c) the Company will limit 25% of its investment capital (at the time of the investment) to any one investment; and (d) a minimum of 50% of the Company’s available funds will be allocated to a minimum of two specific investments.

The Investment Policy will provide the Company with broad discretion with respect to the form of investment taken. The Company may employ a wide range of investment instruments, including: equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments. The Company may acquire interests in real property and mineral claims, including carried interests, royalty interests or joint venture interests. Where appropriate the Company may act as a third party advisor of opportunities in target or other companies, in exchange for a fee. The Investment Policy shall not permit the Company to invest in physical commodities, derivatives, “short” sales or other similar transactions. Notwithstanding the above, the Company may authorize investments outside of these disciplines for the benefit of the Company and its shareholders.

Investment Evaluation Process

The Company will establish an investment committee (“Investment Committee”) of at least two members of its directors to monitor its investment portfolio on an ongoing basis and to review the status of each investment at least once a month or on an as-needed basis. Nominees for the Investment Committee shall be recommended by the Board.

The members of the Investment Committee shall be appointed annually by the Board at the first Board meeting subsequent to the annual meeting of shareholders or on such other date as the Board shall determine. Members of the Investment Committee may be removed or replaced by the Board. Officers of the Company may be members of the Investment Committee. Each member of the Investment Committee shall be financially literate.

It is anticipated that upon completion of the Proposed COB, the Investment Committee shall be comprised of Stuart Rogers, President, Chief Executive Officer and director, Guido Cloetens, director and Martin Burian, director.

Composition of Investment Portfolio

The Company further intends to seek additional investment opportunities in accordance with the policies and processes described herein and the policies of the TSXV applicable to an "investment issuer".

Initial Investments

Currently, the Company has the following assets, which it proposes shall comprise part of its initial investment portfolio: (a) 1,300,000 common shares in the capital of TerraX Minerals Inc. (“TerraX”); (b) 650,000 warrants to purchase common shares in the capital of TerraX; and (c) an option to acquire a 60% interest in a mineral property from TerraX. TerraX is a mineral exploration Company listed on the TSXV. These investments have a value of approximately $1,000,000 as of February 28, 2014. Further information regarding these investments is set out in the Company’s news release of March 3, 2014 and will also be contained in the Circular (as defined below).

The Company proposes to invest a further $1,000,000 in accordance with its Investment Policy subsequent to receipt of conditional TSXV approval and prior to final TSXV approval of the Proposed COB. The Company will issue a news release with comprehensive disclosure of each proposed investment. Each proposed investment shall be subject to TSXV approval.

Future Investments

Subject to certain conditions, the Company has received from the TSXV a waiver from the initial listing requirement for a tier 2 investment issuer that at least 50% of available funds be allocated to at least two investments at the time of completion of the Proposed COB. Pursuant to the waiver, the Company is required to have at least $2,000,000 allocated to at least two investments at the time of completion of the Proposed COB. The Company will undertake to the TSXV to invest such further amounts as are necessary to ensure that at least 50% of available funds (currently, an estimated $3,000,000) are invested within 12 months of completion of the Proposed COB.

Shareholder Approval

The Proposed COB requires the approval of the shareholders of the Company. The Company has scheduled a meeting of its shareholders on June 24, 2014 (the “Meeting”) to obtain this approval. A majority of shareholders present at the Meeting must approve the Proposed COB for it to proceed. Further information regarding the Meeting and the Proposed COB will be contained in the management information circular (the “Circular”) to be prepared and mailed to the Company’s shareholders in respect of the Meeting. A copy of the Circular will also be available on the Company’s profile at www.sedar.com.

Sponsorship

The Company has received from the TSXV a waiver from the requirement to engage a sponsor in connection with the Proposed COB.

Name Change

In connection with the Proposed COB, the Company anticipates changing its name to Trafalgar Capital Corp. Approval of any change of name of the Company is subject to approval of the Company’s shareholders at the Meeting.

Other Information

Completion of the Proposed COB is subject to a number of conditions, including TSXV acceptance and shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Proposed COB will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Circular to be prepared in connection with the Proposed COB any information released or received with respect to the Proposed COB may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Proposed COB and has neither approved nor disapproved the contents of this press release.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the Proposed COB. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  May 27, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director